EXHIBIT 15

           IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                     IN AND FOR NEW CASTLE COUNTY

- -------------------------------------X
SALVATORE VERNACE,                   :
                                     :
          Plaintiff,                 :
                                     :
  - against -                        :
                                     :  C.A. No. 14303
STEVE J. PAUL, ROLAND D. PAMPEL,     :
WILLARD S. PAUL, DENNIS E. BURKE,    :
PAUL F. KOEPPE, MARGUERITE M.        :
PAUL, SOREN RATHMANN,                :
BEST POWER TECHNOLOGY, INCORPORATED  :
and GENERAL SIGNAL CORPORATION,      :
                                     :
          Defendants.                :
- -------------------------------------X

                    AMENDED CLASS ACTION COMPLAINT
                    ------------------------------

     Plaintiff, by his  attorneys, alleges upon personal  knowledge as to his  own  acts and  upon information  and belief  as  to all  other matters, as follows:

     1.   Plaintiff brings  this action  individually and  as a  class action on  behalf of all persons,  other than defendants, who  own the securities  of  Best  Power  Technology,  Inc. ("Best  Power"  or  the

"Company"),   and  who  are  similarly  situated  (the  "Class"),  for

injunctive and  other relief.   Plaintiff seeks the  injunctive relief

herein, inter alia, to enjoin  the consummation of the two-step merger
        ----- ----

(the "Merger"),  which commenced  on May 16,  1995, pursuant  to which

General  Signal Corp. ("General Signal") will  acquire the Company for

about $200  million, or $21  per share.   Alternatively, in the  event

that the Merger is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the individual defendants.

     2.   The  individual  defendants   gave  and  are  giving   their

authorization to  engage in  the Merger in  breach of  their fiduciary duties owed to  Best Power's stockholders to take  all necessary steps to ensure  that  the  stockholders  will  receive  the  maximum  value

realizable  for their shares  in any  sale of  the Company.   In   the

context of this action,  defendants are and were required  to take all reasonable  steps to  assure the  maximization  of stockholder  value,

including the implementation  of a bidding mechanism to  foster a fair auction  of the  Company to the  highest bidder or  the exploration of strategic alternatives that  will return greater or  equivalent short-

term value to plaintiff and the Class.

     3.   Further, the individual defendants  were, and are,  required to take all necessary  steps to ensure that the proxy  materials filed with  the Securities  and Exchange  Commission (the  "SEC") i.e.,  the
                                                            ----

Schedule  14D-1, and disseminated  to Company stockholders,  i.e., the
                                                             ----

Schedule  14D-9, were  truthful  and  accurate so  as  to provide  the information necessary for stockholders to make an informed decision as to  whether  to tender  their  shares  during  the first-step  of  the transaction.  In  this regard, defendants have breached  their duty of candor owed to plaintiff and the Class.

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                                Parties
                                -------

     4.   Plaintiff is, and at all  relevant times has been, the owner of shares of Best Power common stock.

     5.   Best  Power is  a corporation  duly  organized and  existing

under  the  laws  of  the State  of  Delaware.    Best  Power makes  a

comprehensive line of power protection devices for use with computers,

telecommunications  equipment,  and   other  electronically  sensitive

equipment.     Its  products  prevent  damage  from  electrical  power

disturbances  and   include  FERRUPS,  uninterruptible   power  supply

systems, line  conditioners, surge  protectors and  UBS engine  driven

long-term back  up power  sources.   Best Power's principal  executive

office is located at P.O. Box 280, Necedah, Wisconsin  54646-9899.  As of December 31, 1994, Best Power had approximately 9,525,023 shares of common stock outstanding and approximately 903 shareholders of record.

The common stock of Best Power trades on the NASDAQ.

     6.   Defendant Steve  J. Paul  ("Paul") was  President and  Chief

Executive Officer ("CEO") of  the Company from May 11, 1994 to January

26, 1995.  Paul serves as  a member of the Board of Directors  of Best

Power (the  "Board").  His  remuneration from Best  Power in 1993  was approximately $351,394.

     7.   Defendants  Roland D.  Pampel, Willard  S.  Paul, Dennis  E.

Burke,  Paul  F.  Koeppe ("Koeppe"),  Marguerite  M.  Paul,  and Soren

Rathmann are directors of Best Power.

     8.   Following the departure  of Paul as President and  CEO, Best

Power has been run by an Executive Committee of the Board

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(the "Executive Committee").  The Executive Committee is  comprised of defendants Paul  F. Koeppe, Roland  D. Pampel and Soren  Rathmann, and

management director John Hickey.

     9.   The  defendants  named   in  paragraphs  7  through   9  are

hereinafter referred to as the "Individual Defendants."

     10.  Because  of their  positions as Executive  Committee members and/or  directors of  the  Company, the  Individual  Defendants owe  a

fiduciary duty of loyalty,  due care, and candor to  plaintiff and the other members of the Class.

     11.  Defendant,  General  Signal is  a corporation  organized and

existing under  the laws  of the  State of  New York.   Its  principal

executive office  is located at One  High Ridge Park, P.O.  Box 10010,

Stamford,   Connecticut  06904.    General  Signal  and  its  numerous

subsidiaries and affiliates  are engaged in,  inter alia, the  process
                                              ----- ----

controls,   electrical   controls,    and   industrial   technological

industries, within the United States and abroad.  General Signal stock trades on the New York  Stock Exchange.  General Signal is named as an aider  and abettor  of the  breaches of  fiduciary duty  complained of herein.

     12.  Each   defendant  herein  is  sued  individually  and  as  a

conspirator and aider and abettor and, where relevant, in his capacity

as a director of the Company.   The liability of each arises from  the

fact that he  has engaged in all or part of  the unlawful acts, plans,

schemes, or transactions complained of herein.


                       CLASS ACTION ALLEGATIONS
                       ------------------------

     13.  Plaintiff brings this case on his  own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court  of Chancery, on

behalf of all  stockholders of the Company who will be threatened with injury  arising from  defendants' actions  as is described  more fully

below,  except  defendants   herein  and  any  person,   firm,  trust,

corporation, or other entity  related to or affiliated with any of the defendants.

     14.  This action is properly maintainable as a class action.

     15.  The  Class is  so numerous  that joinder  of all  members is

impracticable.   The  Company has  approximately  9,525,023 shares  of

stock outstanding and approximately 903 stockholders of record.

     16.  There  are questions  of law  and fact  common to  the Class including, inter alia, whether:
           ----- ----

          a.   the Merger  is grossly  unfair to  Best Power's  public

stockholders;

          b.   defendants have  engaged and are continuing  to prevent

plaintiff and  the Class  from receiving the  maximum value  per share that could be received in an unfettered market for control;

          c.   defendants are depriving plaintiff and the Class of the

opportunity to  enjoy an  increase in  the value  of their  Best Power stock in  the years  to come,  as touted  in the  prospectus for  Best

Power's initial public offering ("IPO") in 1993;

          d.   defendants  distributed   or  aided  and   abetted  the

distribution of  a Schedule 14D-1 and a  Schedule 14D-9 that failed to disclose material  facts and  that were made  false and  misleading by virtue of the same;

          e.   defendants  have  breached  or  aided  and  abetted the

breach of the  fiduciary and other common  law duties owed by  them to plaintiff and the members of the Class; and

          f.   plaintiff and  the other members of the  Class would be

irreparably  damaged   were  the  transaction  complained   of  herein

consummated.

     17.  Plaintiff  is committed to  prosecuting this action  and has retained competent counsel  experienced in litigation of  this nature.

Plaintiff's claims  are typical of the claims  of the other members of the Class and plaintiff has the same interests as the other members of the Class.  Plaintiff is an adequate representative of the Class.

     18.  The prosecution of separate actions by individual members of

the  Class  would   create  the  risk   of  inconsistent  or   varying

adjudications with  respect to individual  members of the  Class which would establish incompatible  standards of conduct for  defendants, or adjudications with respect  to individual members  of the Class  which would  as a practical matter be  dispositive of the interests of other members not  parties to the  adjudications or substantially  impair or impede their ability to protect their interests.

     19.  The defendants  have acted,  or refused to  act, on  grounds generally applicable to, and causing injury to, the Class and, therefore,  preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

Early Overtures By General Signal
- ---------------------------------

     20.  In 1992, Best Power engaged Kemper Securities Group, Inc. to assist in

a possible sale  of the Company.   General Signal participated in  this process,

visiting Best Power's facilities, meeting with its principal owners and officers and receiving information about the Company.  In June 1993, General  Signal made a conditional offer to acquire the Company at approximately $14 per share.  Best

Power's then existing board rejected General Signal's offer.

     21.  On  August 4, 1993,  Best Power offered  to the public,  in an initial public offering, 2,600,000 shares  of common stock at $14.50 per share.  Half of these shares were  offered by the  Company and half  by selling stockholders,  a large portion of whom are members of the Paul family.  In the prospectus for the

IPO, the  Company  boasted of  a  business strategy  focused  on "continuing  to enhance its position  as a leading worldwide manufacturer"  and "expand[ing] its product offerings into segments of the power protection market which the Company believes have significant growth opportunities."

     22.  Not all  the stock  issued by  the Company  was sold  pursuant to  the public offering.  Thus, following  the IPO, individuals previously involved with the  Company, including  many  members  of the  Paul  family or  individuals  or institutions affiliated with the Paul family, owned more than 50% of Best Power's outstanding shares of common stock. As a result,

they exercised a concomitant influence on the Board, as well as on the Company's policies and direction.  At least  three of these individuals, defendants  Paul,

Willard S. Paul and Marguerite M. Paul, currently serve on Best Power's Board.

     23.  From   August  1993  to  January  1995,  General  Signal  periodically contacted  certain  members  of  Best  Power's  Board,  purportedly  to  express continued  interest in  forming a  strategic alliance  with the  Company, though

Plaintiffs believe  General Signal's interest  was to take  over Best Power  and deprive its stockholders of the right to share in the growth and profits of Best

Power, as they had  been promised in the prospectus  for the August 1993  public

offering.    Best Power  consistently  responded  that  it was  uninterested  in pursuing such matters with General Signal.

     24.  On May 11,  1994, defendant Paul  was appointed President  and CEO  of

Best Power to replace William Paul.  Defendant Paul stepped down from the office on January  26, 1995, and since  then Best Power  has been run by  the Executive

Committee.

     Background of the Merger
     ------------------------

     25.  In February  1995, Philip  A. Goodrich  ("Goodrich"), Vice  President-

Corporate  Development of General  Signal, called defendant  Koeppe, Chairman of the  Executive Committee,  to discuss  a possible  business combination  between

General Signal and  Best Power.  Subsequent to that  conversation, Goodrich sent

Koeppe public information about General Signal.

     26.  Later that month, Edmund M. Carpenter ("Carpenter"), Chairman  and CEO of  General Signal,  called Koeppe  to discuss  a possible  business combination between the two companies.  Dennis E. Burke ("Burke"), Executive  Vice President

and  Secretary of  Best Power  returned Carpenter's  call and  discussed General

Signal's interest in acquiring the Company.

     27.  After  consulting with the Executive Committee, Burke called Carpenter and Goodrich to advise them that Best Power was not for sale.

     28.  On March 8, 1995, Carpenter sent a  letter to Koeppe, Burke, and other

Best  Power directors to explore  a possible business  combination of Best Power

and  General Signal.   In  the letter,  Carpenter stated  that although  General

Signal  was  not  making  a  formal  proposal,  it  believed,  based  on  public information,  that an offer in the range of  $18.50 to $20.00 per share would be

fair to Best Power's stockholders.   In the letter, General Signal requested  an

opportunity  to  "validate  the  indicated  valuation"  on  a  confidential  and exclusive basis.

     29.  On  March  14,  1995,  Best  Power  engaged  the  Chicago  Corporation

("Chicago")  as  its  investment advisor  to  assist in  a  review  of strategic alternatives, including the sale  of the Company.  Koeppe later called Carpenter to apprise him of Chicago's retention and that the Board would meet and formally review General Signal's proposal in greater detail.

     30.  Koeppe spoke with  Carpenter on March 21, 1995,  and informed him that the  Board had  met to  review among  other things,  General  Signal's proposal.

Keoppe  advised Carpenter that  the Board would  consider the  proposal and that such  a review would take three to four  weeks to complete.  Koeppe also advised

Carpenter that,  as Chairman  of the  Executive Committee,  he was  Best Power's

designated spokesman concerning all discussions  between the Company and General

Signal,  and that  General Signal  should not  contact  other directors  of Best

Power.

     31.  At  an April  9, 1995 meeting,  Chicago presented  an analysis  of the

Company's strategic and financial alternatives, as  well as a list of  potential strategic partners in  addition to General  Signal.  At  the meeting, the  Board decided to explore some of the alternatives, including the possible sale  of the

Company.   The Board  also authorized  Chicago to  contact a  limited number  of potential acquisition partners  about their interest in a  transaction with Best

Power.

     32.  Following the  April 9, 1995  meeting of the Board,  Chicago contacted

Carpenter.   Carpenter indicated a willingness  to proceed on a confidential and non-exclusive basis.  On April 13, 1995, General Signal signed a confidentiality agreement and began a review of  certain non-public information provided by Best

Power.

     33.  On  April  24, 1995,  General  Signal  provided  a letter  to  Chicago purporting to indicate that,  while it was not yet prepared to  present a formal proposal to  acquire  Best Power,  based  on General  Signal's  analysis of  the confidential information provided by Best  Power, General Signal was prepared to begin contract negotiations to acquire all Best Power's
outstanding common stock  at a cash price of  $20.00 per share.   General Signal

requested that it be allowed to proceed on an exclusive basis and indicated that

its  interest in the  Company remain confidential.   On April  24, 1995, General

Signal and  its financial advisor,  Lazard Freres &  Co. LLC ("Lazard  Freres"),

indicated  that they would  provide to the  Board a copy  of the  April 24, 1995 letter previously sent to Chicago.

     34.  After consulting  with the  Board on April  25, 1995,  Chicago advised

General Signal that based on General Signal's proposal of $20.00 per share, Best

Power could not  agree to an exclusivity  provision, but that the  Company would continue to work with General Signal  on due diligence to confirm the  valuation for  the  Company's stock  and would  commence the  preparation of  a definitive

merger agreement to  develop a firm proposal  for the Company.   Chicago further

indicated  that the Board required any agreement  concerning a transaction to be made  prior  to Best  Power's Annual  Meeting  of Shareholders  on May  10, 1995

("Annual Meeting").  Thereafter, General Signal called Chicago and indicated its willingness  to continue  working  on  a non-exclusive  basis  on the  timetable

proposed.   General Signal began  due diligence  efforts and  meetings with  the management of Best Power during the following two weeks.

     35.  Notwithstanding Koeppe's earlier  advice concerning the person  at the

Company responsible for the negotiation of a merger transaction, on May 4, 1995,

Carpenter met with Koeppe and Paul, and individuals from the Chicago Corporation to discuss General  Signal's due diligence and  its review of a  proposed merger agreement.  General Signal said that it was prepared to make a firm proposal for

Best Power prior to the Annual Meeting.

     36.  During the last  week of April and the  first week of May,  1995, Best

Power  held  several meetings  with  another  potential  acquiror to  discuss  a

proposed transaction.   A confidentiality agreement was executed  and Best Power

provided non-public information about itself.  However, for undisclosed reasons,

the potential acquiror never made a definitive offer for Best Power.

     37.  On  May 8, 1995, General Signal  provided a letter to Chicago offering

$21.00 per share in a tender offer followed by a cash-out merger to acquire  all of Best Power's outstanding common stock.

     38.  The offer  also  included additional  terms  designed to  lock-up  the transaction from other  potential bidders, such as a break-up fee and an expense reimbursement provision.

     39.  On May 9, 1995, the  Board purportedly directed Chicago to communicate with Lazard Freres to determine if the terms

of the transaction proposed  could be improved.  As a result,  the amount of the breakup fee was reduced from $10 million to $6 million.  General Signal declined

to increase  the price  any further.   In  breach of  their fiduciary  duties to

maximize  shareholder value, defendants failed  to negotiate with General Signal for an increase in the  consideration proposed.  This is  especially significant given  defendants' earlier  statements  made in  the  prospectus concerning  the future prospects of the Company.

     40.  Thereafter, the Board instructed Chicago to advise General Signal that it was prepared to proceed with a transaction at $21.00 per share if the parties could execute a
definitive merger agreement  prior to the Annual Meeting.  The parties agreed to complete  negotiation of the merger agreement within  the time constraint set by the Board.

     41.  On May 10, 1995, prior to the Annual Meeting, the Board met to approve and execute the definitive merger agreement (the "Merger Agreement") and related documents.  The Board unanimously determined that the Merger was  fair to and in the  best interests  of Best Power's  stockholders, and that  it would recommend that Best Power's stockholders accept the offer and tender their shares pursuant to the first-step offer.  Immediately following the May 10, 1995  board meeting,

the parties  executed the  Merger Agreement, and  General Signal and  Best Power

issued  press  releases  announcing  the  Merger and  the  principal  terms  and conditions thereof.



     42.  Defendants chose to pursue this transaction at a  time when Best Power has suffered some recent problems.  Among others, these include a decline in net income in the first quarter of 1995 due to, inter alia, the impact on margins of
                                            ----- ----

increased  distributor  sales, an  increase  in  the  level of  advertising  and promotional expenditures,  and an increase  in Best Power's effective  tax rate.

Defendants also chose to pursue the Merger at a time when Best Power's stock was trading in the $12  to $13 range, off considerably from its  1994 high of $19.75 and its 1993 high of $29.75.

     43.  Though Best Power  has suffered a recent  decline in earnings, it  is,

nevertheless,  believed  that Best  Power  is poised  to  significantly increase future earnings.  As a consequence, plaintiffs believe the value of  the Company is far in excess of the consideration offered in the

Merger.  In this  regard, Best Power's  sales have increased significantly  over the last  year.  For example, Best  Power's sales for the third  quarter of 1994 were $41 million, up 16.7% from the  third quarter of 1993. Sales for the  first and  second quarters of 1994  were up by  13.6% and 15%,  respectively, over the previous year.  Commenting on Best Power's third quarter results, defendant Paul stated that "[the third] quarter  represented an extremely significant milestone in our company's  growth.  We have achieved additional market penetration in the lower range product lines.  . . [and will obtain] further  market penetration in mid and high power range applications."



     44.  Similarly, Best Power's  sales for the first  quarter of 1995 were  up

6.9% over the same period in 1994.  The sales totaled $35.3 million, the highest

sales level ever reported by  the Company for its first quarter.   In commenting

on the results, Best Power's Executive Vice President - Operations, John Hickey,

stated "we are especially pleased  with the quarterly results  . . . [and  they]

are a positive first step for achieving our overall plan of improvements for the

year."   Thus,  the recent  trading range  of Best  Power's  stock has  not been reflective of its true value  and earnings potential, and defendants  have taken advantage of that undervaluation.  Further, any fairly valued offer must include a significant premium for control of Best Power.

     45.  Defendants   agreed  to  the  Merger,  because  of,  inter  alia,  the
                                                               -----  ----

substantial influence exercised over them by stockholders who owned shares prior to the  1993 public  offering,  many of  them members  of the  Paul family,  and because these  stockholders desire  to sell  their Best  Power interest at  this time, at a substantial premium over their initial investment. In breach of their fiduciary duties, defendants failed to protect the interests of plaintiff

and  the Class.   Specifically, they  failed to  take account  of the  fact that plaintiff and  the Class have  a higher average cost  basis in their  Best Power stock than the  pre-IPO stockholders and, thus,  will not make anywhere  near as

large a  profit.   Indeed, some  Class  members will  suffer a  loss.   Further,

plaintiff and the Class  were induced to buy their Best Power  stock as a direct and proximate result of the statements defendants made in the prospectus  concerning the Company's future  prospects and the long-term benefit of investing  in the Company.  Plaintiff and the Class are now being deprived of their opportunity to hold Best Power stock for the long-term and to share in the substantial capital appreciation that it is expected to enjoy.

     46.  Defendants' knowledge  and economic  power and that  of the  investing public are unequal  because defendants are in possession  of material non-public information concerning the  Company's assets, businesses, and  future prospects.

This disparity makes  it inherently unfair for defendants  to transfer ownership of Best Power from  its public stockholders to General Signal  at such an unfair and grossly inadequate price.

     47.  The consideration  to be paid to the public stockholders in the Merger is  grossly unfair,  inadequate, and  substantially below  the fair  or inherent

value  of the  Company.   The intrinsic  value of  the equity  of Best  Power is

materially  greater than the consideration being considered, taking into account

Best Power's asset  value, liquidation value, its expected  growth, the strength of its businesses, and its revenues and cash flow and earnings power.

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     48.  Further, defendants  started the  first-step tender  offer within  one week of the  announcement -- on  May 16, 1995 --  to lock up and  preclude other potential bidders from  making an offer for  the common stock or  assets of Best

Power.

     49.  Defendants distributed, or caused to be distributed, a Schedule  14D-1 and a Schedule 14D-9 in conjunction with the

Merger.   These schedules  were materially deficient,  inter alia,  because they
                                                       ----- ----

were  incomplete  and did  not adequately  disclose  all material  facts.   As a

result, the schedules were materially false and misleading.  It is believed that defendants promulgated these false and misleading schedules or aided and abetted in the promulgation of the same in an  attempt to unfairly deprive plaintiff and the Class of their investment in Best Power.

     50.  Specifically,  the Schedules  14D-1  and  14D-9  were  misleading  and incomplete for, among many others, the following reasons:

          (a)  They disclose  that from  August 1993,  to January  1995, General

Signal periodically contacted members of Best Power's Board to express continued

interest in  forming a  "strategic alliance," and  that Best  Power consistently

responded that  it was  uninterested.   However, they  do not  disclose who  was

contacted, what "strategic alliance" was  meant, and why Best Power consistently responded that it was uninterested;

          (b)  They disclose that in late February 1995, the Executive Committee advised  General Signal that  Best Power  was not for  sale but  that Best Power later changed course and on March 14, 1995 an investment advisor was retained to consider General Signal's offer in
greater detail.   However, they do not disclose what  caused the change of heart on the part of the Board and Best Power's directors and management;

          (c)  They  disclose that Chicago advised General Signal that the Board would review General Signal's March 8, 1995

letter, and with the  assistance of "its financial advisor [review]  a number of strategic and  financial alternatives" before  responding within "three  to four

weeks".   However,  they  did  not disclose  what  the strategic  and  financial alternatives were or how they were to  be reviewed and whether such alternatives would enhance stockholder value above that which General Signal was proposing;

          (d)  They disclose  that Koeppe  advised Carpenter  on March 21,  1995 that as Chairman of  the Executive Committee he would be  Best Power's spokesman in  all discussions with General  Signal, and that on  May 4, 1995 Carpenter met with Koeppe and Paul to discuss  General Signal's due diligence.  However,  they do not  disclose why Paul was  present at the  meeting, what had changed  in the intervening six weeks, and whether General Signal was privately negotiating with the Paul family;

          (e)  They  disclose that on May 9,  1995 the Board directed Chicago to inquire of Lazard Freres  to see if the terms  of the offer could be  increased.

However, they do not disclose the  value defendants ascribed to Best Power,  the reasons for the  request, why defendants  failed to pursue  the request, or  why defendants thought General Signal's offer was insufficient;

          (f)  They disclose that on  May 10, 1995 prior to the  Annual Meeting,

the Board met to approve and execute the Merger Agreement and related documents.

However,
they do  not disclose what discussion, if any, took  place at the Annual Meeting regarding the merger;



          (g)  They  disclose that during the  last week of  April and the first week  of May,  1995,  Best Power  had several  meetings  with another  potential acquiror  to discuss  a transaction,  that  this potential  acquiror executed  a confidentiality  agreement,  that  Best Power  provided  non-public  information regarding itself,  and that this other  potential inquiror indicated, on  May 8,

1995, that it was not in a position to respond definitely.  However, they do not disclose who the potential acquiror was, how much if anything it  had offered or was prepared to offer,  whether the offer was higher than  General Signal's, and why the potential bidder was not in a position to respond definitively;

          (h)  They disclose that  the Board instructed Chicago, at  a March 20,

1995  meeting,  to  review  Best  Power's five  year  Strategic  Business  Plan.

However, they do not indicate what the five year plan was, how stockholder value would be enhanced  by continued implementation of the plan, what the value would be, or anticipated earnings, revenues and cash flow;

          (i)  They disclose that an April 9, 1995 meeting, Chicago presented an extensive analysis  of Best Power's  financial and strategic alternatives  and a preliminary framework for analyzing the value of  the Company.  However, they do

not  disclose  what  those  alternatives   and  framework  were,  or  how  those

alternatives would enhance stockholder value,














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





or  whether  implementation  of those  alternatives  would,  in  fact, represent greater value to stockholders than a transaction with General Signal;

          (j)  They  disclose that Chicago began to contact "potential strategic partners" identified at  the April 9 meeting.  However, they do not disclose who the  "potential strategic  partners"  were,  what was  said  to  them, and  what interest, if any, they expressed in an acquisition of Best Power;

          (k)  They disclose  that Chicago advised  General Signal on  April 25,

1995, that at the "preliminary evaluation level  indicated in the April 24, 1995

letter," Best Power could not agree to an exclusivity provision.   However, they

do  not  provide  the reasons  why,  nor  do they  state  what  the "preliminary evaluation level" was;

          (l)  They disclose  that on  the morning of  May 9,  1995, at  a Board meeting,  Chicago "updated"  its earlier  "valuation analysis"  of the  Company.

However, they do not disclose what the updated value of the Company was or  what the Board's reaction was to the same;

          (m)  They  disclose  that  Heartland  Advisors,  Inc.,  of  Milwaukee,

Wisconsin, owns 11.4% of Best Power's  stock and that, as of December 31,  1994,

Heartland Advisors,  Inc. held no voting  power and sole  dispositive power with

respect to  those shares.   However, they do  not disclose the person  or entity

that holds the voting power with respect to those shares.

     51.  The  proposed Merger is,  therefore, wrongful, unfair,  and harmful to

Best Power public stockholders, and will deny Class members their right to share proportionately in the true value of












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





Best Power's valuable assets, profitable  business, and future growth in profits and earnings.

     52.  By reason  of all of  the foregoing, defendants herein  have willfully participated in  unfair dealing toward  plaintiff and the  other members of  the

Class and have engaged in and substantially  assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

     53.  Defendants have violated fiduciary and other common law duties owed to the  plaintiff and the other members of the  Class in that they have not and are not exercising  independent business judgment, and have  acted and are acting to the detriment of the Class.

     54.  As a result of defendants' actions, plaintiff  and the Class have been and will be damaged by the breaches of fiduciary duty and,  therefore, plaintiff and  the Class  will  not receive  the fair  value  of Best  Power's assets  and businesses.

     55.  Unless  enjoined by  this Court,  defendants will  continue to  breach their  fiduciary duties  owed to plaintiff  and the  Class, and will  succeed in their plan to exclude plaintiff and the  Class from the fair proportionate share of Best  Power's valuable assets and businesses, all  to the irreparable harm of the Class.

     56.  Plaintiff and the Class have no adequate remedy of law.



     WHEREFORE, plaintiff prays for judgment and relief as follows:



          a.   declaring that this  lawsuit is properly maintainable  as a class action and certifying plaintiff as representative of the Class;

          b.   declaring that the defendants and  each of them have committed or aided and  abetted a  gross abuse  of trust  and have  breached their  fiduciary duties to plaintiff and the other members of the Class;

          c.   preliminarily and  permanently  enjoining  defendants  and  their counsel, agents,  employees, and all persons  acting under, in concert  with, or for them, from proceeding with, consummating or closing the Merger;

          d.   in the event the Merger is consummated, rescinding it and setting it aside;

          e.   ordering   defendants  to   permit   a  stockholders'   committee

consisting  of Class  members and  their representatives  to participate  in any process undertaken in connection with the sale of the Company in order to ensure a  fair procedure,  adequate procedural  safe-guards,  and independent  input by plaintiff and the Class in connection with any transaction for the public shares of Best Power;

          f.   awarding  compensatory damages  against  defendants, jointly  and severally, in  an amount to  be determined  at trial, together  with prejudgment interest at the maximum rate allowable by law;

          g.   awarding  plaintiff and the  Class their costs  and disbursements and  reasonable  allowances  for  plaintiff's  counsel  and  experts'  fees  and expenses; and

          h.   granting such other and further relief as may be just and proper.



                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                    By:
                         -------------------------------------------------------
                         First Federal Plaza, Suite 214
                         P.O. Box 1070
                         Wilmington, DE  19899-1070
                         (302) 656-4433
                         Attorneys for Plaintiff



OF COUNSEL:

WECHSLER SKIRNICK HARWOOD
  HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York  10022
(212) 935-7400

FARUQI & FARUQI
415 Madison Avenue
New York, New York, 10022
(212) 986-1074






















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